45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1434
www.csl.com.au

02-3705

RECEIVED

2006 OCT 30 P 1:17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CSL™


06017831

18 October 2006

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

SUPPL

Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9

Dear Sir/Madam

RESULTS OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and Section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully



Peter Turvey
COMPANY SECRETARY

PROCESSED
NOV 0 1 2006
THOMSON
FINANCIAL

Enc

dlw 10/30

2a Elect Professor John Shine as Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
94,873,393	69,353	66,665	2,063,535

The motion was carried on a show of hands as an ordinary resolution.

2b Elect Mr David Simpson as Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
91,616,170	176,289	3,072,780	2,067,574

The motion was carried on a show of hands as an ordinary resolution.

2c Re-elect Miss Elizabeth A Alexander as Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
94,806,687	129,716	74,401	2,063,062

The motion was carried on a show of hands as an ordinary resolution.

2d Re-elect Mr Antoni M Cipa as Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
90,713,957	1,057,115	3,047,692	2,078,930

The motion was carried on a show of hands as an ordinary resolution.

3 Adopt Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
92,792,641	1,369,867	827,612	2,079,306

The motion was carried on a show of hands as an ordinary resolution.

4 Renewal of partial Takeover Provision

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
85,917,296	8,549,501	486,843	2,120,226

The motion was carried on a show of hands as a special resolution.

5 Approval of Issue of Performance Rights to Executive Directors

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
90,913,283	3,135,729	1,052,882	1,199,909

The motion was carried on a show of hands as an ordinary resolution.

CSL Limited
45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

82-3785

CSL

Our ref.: 04/1049

18 October 2006

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9

Dear Sir/Madam

CHAIRMAN'S ADDRESS AND MANAGING DIRECTOR'S PRESENTATION

Please find attached copies of the Chairman's Address and Managing Director's presentation slides which were presented today at CSL's Annual General Meeting.

Sincerely,

Peter Turvey
COMPANY SECRETARY

Enc

CSL LIMITED

CHAIRMAN'S ADDRESS – ANNUAL GENERAL MEETING
18 OCTOBER 2006

"I am pleased to report that the continuing strong performance of our plasma therapeutics business has delivered an excellent year for CSL. CSL Group net profit after tax from continuing operations reached $351 million, a 49% improvement on our previous year.

"In addition, our long-term commitment to research and development has resulted in a significant collaborative outcome with approval of the world's first vaccine against cervical cancer.

"The US Food and Drug Administration, the European Regulatory Agency and Australia's Therapeutic Goods Administration have now granted approval to market Gardasil®, a vaccine against cervical cancer. Merck & Co. Inc. is our licensee for this vaccine and has exclusive global marketing rights. CSL will receive royalties from the sales by Merck and also holds the distribution rights for Australia and New Zealand.

"Key plasma therapeutics are continuing to record strong sales growth and this year Vivaglobin became the first product of its kind launched in the US market. Vivaglobin offers patients with Primary Immune Deficiency the opportunity to treat themselves in their own homes - with the approval of their doctors.

"Following encouraging results from clinical trials, CSL is also continuing to work closely with the Australian Government and public health authorities to develop and license a safe and effective pandemic influenza vaccine based on the H5N1 avian virus.

"Given our strong performance, CSL has now made provision for a contingent payment of US$250 million arising from the acquisition of Aventis Behring in 2004. CSL agreed to pay this amount to Aventis Behring if CSL's share price moved above $35 and remained above that price for 60 consecutive trading days in the period between 27 September 2007 and 26 March 2008.

"The Company has a solid balance sheet with a gearing ratio of approximately 24% and in the order of $750m of cash on hand at the end of June this year. Given this position and the Company's strong cash flows it is likely that we will be in a position to pay the contingent consideration in cash.

"The Managing Director will present a more detailed overview of the Company's operations shortly as well as to identify certain key one-off items which were included in the 2005 and 2006 financial years to assist you to understand how the Company has performed over the last two years.

"I would also like to acknowledge that we have received correspondence from the Australian Shareholders' Association who has raised several matters with us and either I or Dr McNamee shall be addressing these matters during the course of our Report.

<u>BUSINESS REPORTS</u>

"Let me now comment on our business activities which include the operations of ZLB Behring to be known as CSL Behring, CSL Bioplasma, CSL Biotherapies, formerly CSL's Pharmaceutical Division, and our globally integrated research and development activities.

CSL™

"CSL Behring increased sales revenue by 11 percent to $2.4 billion dollars this year and achieved further improvements in business efficiency.

"A global leader in plasma therapeutics, CSL Behring markets a broad range of products and has particular strengths in immune deficiency, critical care and the treatment of haemophilia.

"The business has continued to perform well with strong demand across the product portfolio. CSL Behring operates manufacturing facilities in the US, Switzerland and Germany, has regional sales offices throughout the world, and has substantial markets in the US, Europe and Japan.

"CSL Behring's plasma collection business, ZLB Plasma Services, is one of the largest collectors of human blood plasma in the world and continues to ensure that CSL Behring remains well placed to meet growth opportunities through plasma sourced from its own collection centres and purchased from US and European Blood Banks.

"CSL Bioplasma has faced several industry policy changes this year which have contributed to an 8% reduction in sales revenue to $191 million. Our CSL Bioplasma business is made up of contract fractionation operations in Melbourne and the commercial activities of CSL Behring Asia (excluding Japan).

"Sales of the plasma-derived therapeutics manufactured by CSL Bioplasma have been affected by the first full year of Australian Government funding for imported recombinant coagulation factors. This was also the first full year of our five-year Plasma Products Agreement with the Australian National Blood Authority under a new pricing policy for fractionation services.

"Significant sales revenues continue to be generated through the customised contract fractionation operations provided by CSL Bioplasma to the blood services of New Zealand, Malaysia, Hong Kong and Singapore.

"The 20% growth in sales revenue by CSL Behring Asia has been underpinned by a strong demand for albumin, particularly in China. Our infrastructure in China continues to be developed and we now have offices in Beijing, Shanghai, Guangzhou and Chengdu.

"With a broad and diverse portfolio of plasma-derived therapeutic products and a strong presence in key markets, CSL Bioplasma can look forward to further business growth opportunities in the Asia Pacific region.

"CSL Biotherapies sales revenue increased by 3% to $212 million in a year when its international influenza vaccine business continued to expand.

"The launch of our influenza vaccine in the United Kingdom and Sweden coincided with a supply shortfall from other manufacturers. As a result, close to 25% of patients in the United Kingdom received CSL vaccine.

"In February this year, we announced our plans to introduce CSL's influenza vaccine into the US market and an associated investment of $80 million in plant and equipment at our Melbourne manufacturing facility.

"This plant expansion will double production capacity to 40 million doses of influenza vaccine per season. Subject to approval by the US Food and Drug Administration, we plan to launch our vaccine in the US market in time for their 2007-2008 winter.

"Research and Development investment continues to focus on new products derived from core technologies in plasma fractionation, vaccinology, recombinant proteins and our ISCOMATRIX® adjuvant.

"As previously mentioned, a major event for us this year has been licensing of the Gardasil® vaccine against cervical cancer by the US Food and Drug Administration, the European Regulatory Agency and Australia's Therapeutic Goods Administration.

"Gardasil® is the result of a crucial breakthrough in 1991 by Professor Ian Frazer and his team at the University of Queensland, collaborative research with CSL scientists and the strong support since 1995 of Merck & Co. Inc.

"This vaccine is the result of more than 15 years collaborative work and has the potential to benefit millions of women. Cervical cancer is the second most prevalent cancer in women and typically affects those aged 35 to 55, causing close to 240,000 deaths each year.

"CSL maintains a significant interest in developing biotechnology products based on recombinant monoclonal antibody technology and the academic scientific base to support the discovery of these products is strong in Australia.

"We are investing in relationships, skills, facilities and intellectual property that will enable us to develop our lead antibody candidate, a drug potentially to treat leukaemia, as well as a growing portfolio of exciting preclinical candidates.

"In this light CSL announced in July 2006 a proposal to acquire 100% of the issued shares in Zenyth Therapeutics Limited to be implemented by a Scheme of Arrangement. Our proposal has been unanimously recommended by Zenyth Directors, in the absence of a more favourable proposal from another party. If the proposal is approved by Zenyth shareholders at its meeting on 23 October 2006 and by the Supreme Court of Victoria, we look forward to combining Zenith's pre-clinical research and development projects with CSL's R&D portfolio, and to using our complementary skills to enhance our scientific capabilities and continue the job of developing some exciting new product opportunities.

"I now call on our Managing Director, Dr Brian McNamee, to present a detailed review of the Company's operations."

DIVIDEND

"The Board has declared a final unfranked dividend of 40 cents per share and your final dividend cheques were mailed to you on 13th October.

OUTLOOK

"In respect to the results for the first quarter of this financial year, I am pleased to be able to advise that the Company's performance is consistent with both our expectations and as anticipated at the time of the announcement of our full year results.

"We continue to anticipate a stable to favourable market for plasma therapies and for the first time we are expecting a contribution from Gardasil® this year.

"Further underpinning growth is our position as one of the leading manufacturers of influenza vaccine in the world and we are well placed to take advantage of increasing demand.

"It is our intention to grow our investment in research and development and we have approved an additional 10% expenditure on research and development for this financial year taking our total investment to around $180m. After absorbing this additional R&D expenditure we anticipate earnings before interest and tax to grow approximately 20% in the financial year 2007.

"Total revenue growth is expected in the order of 6% for this financial year with net profit after tax growing within a range of approximately $400m to $420m subject of course to matters beyond our control, such as currency fluctuations and material price movements of our key products.

THE CSL BOARD

"In respect to matters affecting the Board, may I first acknowledge the significant 20 year commitment by Mr Peter Wade to the growth of CSL.

"Mr Wade retired from the Board on 30 September this year after seven years as Chairman. He served as a Commissioner and Director from 1985 to 1993 and he was reappointed as a Director in 1994, shortly after CSL was listed as a public company on the Australian Stock Exchange. Mr Wade has been instrumental in our successful transition from an Australian government entity to a global business. Mr Wade is in the audience and I would like to offer him my personal thanks and congratulations and ask you to do so as well.

"The Board would also like to acknowledge the significant work of Dr Arthur Webster, particularly during the time that the company operated its Animal Health business, but also in assisting the company to become a global operation. Dr Webster has been a Director since March 1998 but has decided not to seek re-election at this Meeting. Can I offer you too Dr Webster my personal thanks for your valuable contribution to Board deliberations over the past eight years. Could you also please stand so that this contribution can be acknowledged.

"In June this year, we welcomed Professor John Shine to the Board and he will offer himself for election at this Meeting. Professor Shine is Executive Director of the Garvan Institute of Medical Research, Professor of Medicine and Professor of Molecular Biology at the University of New South Wales, past Chairman of the National Health and Medical Research Council and Vice President of the Australian Academy of Science.

"In September this year, we also welcomed Mr David Simpson to the Board and he will be offering himself for election at this Meeting.

"Mr Simpson is the non-executive Chairman of Aristocrat Leisure Limited and a Director of the Lighthouse Foundation. He was previously the Finance Director for Tabcorp Holdings Limited from 1995 to 2003 and, prior to that, Executive General Manager, Finance, for Southcorp Holdings Limited from 1987 to 1995.

OUR THANKS TO MANAGEMENT AND STAFF

"CSL now has more than 7,500 employees in 26 countries and our successfully integrated operations have been the key to a year of strong business performance. It is important for us to recognise that the contribution of our employees at all levels has helped to deliver this result.

"Your Board of Directors congratulates management and staff for the vital roles they have played in another excellent business outcome for CSL this financial year by continuing to deliver innovative medicines to many thousands of people."

Key Operational Highlights

- GARDASIL® approved by FDA & TGA
- Globalisation of influenza vaccine strategy announced
  - Plans to double manufacturing capacity
- CSL Behring margin expansion
- Vivaglobin® (Subcutaneous Ig) approved by FDA
- Proposal to acquire Zenyth Therapeutics
- Naming alignment
- US FDA submission of chromatographic liquid IVIG - October 2006

CSL

Group Results

	2006 $M	2005 $M	Change %
Total Revenue	2,904	2,650	10%
EBIT	515	432	
Net profit from continuing operations	**351**	**235**	**49%**
JRH Contribution / Sale		253	
Provision for AB contingent consideration	(234)		
Profit	117	488	

Reported in accordance with Australian Equivalents to International Financial Reporting Standards (A-IFRS)

CSL

Revenue – Geographic Breadth

Global Sales $2.85bn


Rest of
World 4%
Australia
10%
North
America
39%
Asia
9%
Europe
38%

CSL

CSL Behring Sales – Therapy Group



Jun 05



+10%



$2.4bn
Other
Immuno-
globulins
Wound.H
Critical
Care
pdCoag
rFVIII
Jun 06

Sales for the 12 month period

CSL

82-3785

Revenue – By Business Unit


CSL Biotherapies
$212m
CSL Bioplasma
$191m
CSL Behring
$2,446m

CSL

Influenza Sales Growth


$Am
70
60
50
40
30
20
10
0
FY2004
FY2005
FY2006

CSL

Revenue – By Business Unit

CSL Bioplasma
$191m

CSL Biotherapies
$212m



CSL Behring
$2,446m

CSL